Exhibit 99.1

Sun Life Financial Reports Fourth Quarter and Full Year 2012 Results

Unless otherwise noted, all amounts are in Canadian dollars.

Fourth Quarter 2012 Financial Highlights

•	Operating net income(1) of $453 million, compared to an operating loss of $221 million in the fourth quarter of 2011. Reported net income of $395 million, compared to a reported loss of $525 million in the fourth quarter of 2011. Results reflect continued execution against our growth strategy and positive impact from investment activity. Market factors had no material impact in the quarter
•	Operating earnings per share(1) ("EPS") of $0.76, compared to an operating loss per share of $0.38 in the fourth quarter of 2011. Reported EPS of $0.65, compared to a reported loss per share of $0.90 in the fourth quarter of 2011
•	Operating return on equity(1) ("ROE") of 12.9%, compared to a negative 6.5% in the fourth quarter of 2011. Reported ROE of 11.3%, compared to negative 15.4% in the fourth quarter of 2011
•	Quarterly dividend of $0.36 per share
•	MCCSR ratio for Sun Life Assurance(2) of 209%

2012 Annual Financial Highlights

•	Operating net income of $1,679 million, compared to operating net income of $34 million in 2011. Reported net income of $1,554 million, compared to a reported loss of $370 million in 2011
•	Operating EPS of $2.83, compared to operating EPS of $0.06 in 2011. Reported EPS of $2.59, compared to a reported loss per share of $0.64 in 2011
•	Operating ROE of 12.3%, compared to 0.3% in 2011. Reported ROE of 11.4%, compared to negative 2.7% in 2011
•	Annual dividend of $1.44 per share

TORONTO, Feb. 13, 2013 /CNW/ - Sun Life Financial Inc.(3) (TSX: SLF) (NYSE: SLF) had operating net income of $453 million in the fourth quarter of 2012, compared to an operating loss of $221 million in the fourth quarter of 2011. Our operating EPS was $0.76 in the fourth quarter of 2012, compared to an operating loss per share of $0.38 in the fourth quarter of 2011. Reported net income was $395 million or $0.65 per share in the fourth quarter of 2012, compared to a reported loss of $525 million or a reported loss per share of $0.90 in the fourth quarter of 2011.

Our financial results in the fourth quarter reflect continued execution against our growth strategy, as well as positive impact from investment activity. Market factors had no material impact in the quarter, as the positive impact of improved equity markets was largely offset by declines in the fixed income reinvestment rates in our insurance contract liabilities, which were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Operating net income excluding the net impact of market factors(1) was $420 million. The following table sets out our operating net income measures for the fourth quarter of 2012.

(1)	Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are not based on International Financial Reporting Standards ("IFRS"). See Use of Non-IFRS Financial Measures. All EPS measures refer to fully diluted EPS, unless otherwise stated.
(2)	MCCSR represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(3)	Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

($ millions, after-tax)	Q4'12
Operating net income (loss)	453
Net equity market impact	49
Net interest rate impact	(51)
Net gains from increases in the fair value of real estate	20
Actuarial assumption changes driven by changes in capital market movements	15
Operating net income (loss) excluding the net impact of market factors	420

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"Sun Life's fourth quarter results reflect overall solid earnings performance," Dean Connor, President and CEO, said. "It was a transformational year for Sun Life as we significantly reduced our risk profile and made important strides in implementing our four pillar growth strategy."

"Operating earnings in 2012 at SLF Canada were up more than 25% from 2011, with strong growth across all business units, reflecting asset growth, greater distribution strength and a more profitable business mix," Connor said. "We remain number one in our group benefits and pension businesses and improved our position in individual insurance sales."

"Our asset management businesses had an outstanding year, capped by a strong fourth quarter," Connor said.    "MFS recorded the strongest net inflows in the firm's history, ending the year with assets under management of nearly US$325 billion, an all-time high. In Canada, sales of mutual funds increased more than 40% compared to the fourth quarter of 2011, including strong sales of Sun Life Global Investments mutual funds."

"The sale of our domestic U.S. annuity business, announced in the fourth quarter, was a major milestone in our strategy of reducing our risk profile," Connor said. "Our U.S. insurance operations are now focused primarily on growing our employee benefits and voluntary benefits businesses, which recorded significant sales growth on both a quarterly and annual basis, and hit all milestones for expanding distribution and introducing new products."

"Our Asia operations concluded the year with a strong fourth quarter. We made good progress in 2012 by expanding distribution and our overall Asian footprint. Subsequent to the quarter, we announced our entry into the fast-growing Malaysian market and received regulatory approval to commence operations in Vietnam."

Operational Highlights

2012 Achievements and Milestones

Canada

•	Group Benefits ("GB") retained the #1 group life and health insurance provider position in the 2011 Fraser Group Universe Report (issued in July, 2012), based on business in-force;
•	Group Retirement Services ("GRS") ranked #1 in total assets across all pension products in the December 2012 Benefits Canada magazine (based on June 2012 data); and
•	Individual Insurance & Investments moved up to second position in the Canadian retail life market as measured by LIMRA (based on the nine months ended September 30, 2012).

United States

•	Employee Benefits Group ("EBG") launched a new voluntary benefits suite of products, which includes long-term disability, short-term disability, critical illness, cancer and customized disability, and made enhancements to its existing voluntary life and dental products;
•	EBG enhanced its enrolment solutions, by simplifying employer benefits administration and expanding its portfolio of broker tools, through partnerships with BeneTrac, bswift and benefitsCONNECT; and
•	Sun Life Financial U.S. expanded its EBG distribution organization to almost 200 sales professionals, up approximately 35% from year end 2011, by adding experienced sales representatives, creating a Small Business Center and building a dedicated voluntary benefits distribution team.

Asset Management

•	Sun Life Financial's assets under management ("AUM") surpassed $500 billion in 2012;
•	MFS Investment Management ("MFS") had record gross sales in 2012 of approximately US$86 billion. MFS had US$29 billion of net in-flows, and ended 2012 with AUM of US$323 billion, surpassing US$300 billion for the first time;
•	90% and 88% of MFS's retail fund assets ranked in the top half of their respective five- and ten-year Lipper categories at December 31, 2012;
•	MFS was named "Equity Manager of the Year" for Europe by Financial News for the second time in three years;
•	MFS grew its Asia-sourced AUM to $33 billion from $22 billion in 2011, and was ranked in Asian Investor's December 2012 Top 100 Managers issue;
•	Sun Life Global Investments (Canada) Inc. ("SLGI") completed its second full year of operations with sales reaching more than $2 billion, client managed AUM growing to over $6 billion, and all twelve of the original long-term mutual funds ranking above the median and seven of twelve mutual funds ranking in the top quartile for their respective two-year categories as measured by Morningstar Research; and
•	SLGI was named "Fastest Growing Institutional Money Manager", debuted in the Top 40 Money Manager rankings issue as #33 and ranked as sixth largest Capital Accumulation Plan Asset Manager in 2012 in Benefits Canada magazine.

Asia

•	Our Philippines business continued its strong performance and achieved record insurance sales in 2012, with sales growth of 58% from 2011;
•	Sun Life Hong Kong Limited was named "Mandatory Provident Fund Provider of the Year" for 2011 by Benchmark magazine, and its Mandatory Provident Fund ("MPF") scheme won seven Lipper Fund Awards during the year;
•	In Indonesia, PT CIMB Sun Life, our joint venture business, was named the "Most Prospective Life Insurance Company" by Business Review magazine in 2012, based on growth of its customer base;
•	In India, Birla Sun Life Asset Management Company Limited was recognized as the 2012 "Debt Mutual Fund House of the Year" by Credit Rating and Information Services of India Limited;
•	In China, Sun Life Everbright Asset Management Co., Ltd. commenced operations during the first quarter of 2012;
•	In May 2012, Sun Life Assurance entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited in Vietnam, a joint venture life insurance company, and received its license to operate from the Ministry of Finance of Vietnam in January 2013; and
•	In January 2013, we entered into a strategic partnership with Khazanah Nasional Berhad to acquire 98% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad (together, "CIMB Aviva") in Malaysia, as a result of which Sun Life Assurance will acquire a 49% interest in CIMB Aviva. The transaction is subject to regulatory approvals and is expected to close in the first half of 2013.

Fourth Quarter Highlights
On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. annuities business and certain of our U.S. life insurance businesses (the "U.S. Annuity Business"), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada
Sun Life Financial Canada continues to grow and optimize its businesses, and build on its leadership position.

Individual Insurance & Investments expanded its distribution capability and product portfolio. The Sun Life Financial Career Sales Force ("CSF") grew by 42 advisors in the quarter (119 in the year) to a total count of 3,713 advisors and managers. Individual Wealth successfully launched its SunFlex Retirement Income product in December, which includes investment in nine SLGI mutual funds.

Sun Life Financial Canada continued to advance its industry leading group businesses. GB sales were up 36% from the fourth quarter of 2011. The business introduced a new e-payment standard to improve the speed, ease-of-use and sustainability of claims payments, and achieved a significant improvement in claims experience through its new Claims Quality Assurance Program. Pension rollover sales increased 26% from the fourth quarter of 2011.

Becoming a leader in group insurance and voluntary benefits in the United States
Sun Life Financial U.S. continues to grow its group insurance and voluntary benefits businesses, by expanding its product offerings, sales force and technology capabilities. EBG sales increased 25% in the fourth quarter, with growth across all business lines and voluntary benefits sales up 78%. Sun Life Financial U.S. launched new, more comprehensive enrolment capabilities and stop-loss services.

Growing our asset management businesses globally
MFS had another record quarter. AUM ended the year at US$323 billion, an all-time high. Gross sales achieved a new record at US$26 billion, almost 70% higher than sales in the fourth quarter of 2011. This included a one-time inflow from Sun Capital Advisers, LLC of US$7 billion. Net inflows represented the firm's best quarter ever with strong contribution across retail, insurance and institutional business lines.

Strengthening our competitive position in Asia

Sun Life of Canada (Philippines), Inc. capped a strong year with fourth quarter sales that were more than 60% higher than the same period in 2011. The integration of Sun Life Grepa Financial, Inc., the bancassurance joint venture in the Philippines, is on track for completion in mid-2013.

In Indonesia, PT Sun Life Financial Indonesia added more than 750 advisors to its agency force in the fourth quarter, surpassing 5,000 advisors. Shariah sales continued to grow, accounting for 37% of agency sales and 30% of total Sun Life sales in Indonesia.

Sun Life Hong Kong Limited achieved strong fourth quarter sales in its pension business, reflecting continued contribution from its MPF business. MPF sales in the quarter benefited from the Employee Choice Arrangement legislation enacted in November, which provides employees more flexibility in their choice of MPF provider.

Birla Sun Life Insurance Company Limited retained its ranking as the fifth largest private insurance company in India. Birla Sun Life Asset Management Company Limited is ranked fourth amongst all asset managers in India.

Other highlights
In 2013, Corporate Knights ranked Sun Life Financial among the Global 100 Most Sustainable Corporations in the World, for the seventh time in nine years, in recognition of Sun Life's sustainability performance.

How We Report Our Results
We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. The Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Consolidated Financial Statements").

We use certain financial measures that are not based on IFRS ("non-IFRS financial measures"), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited consolidated financial statements for the period ended December 31, 2012. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

As a result of this agreement, we have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations". Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the business to be sold have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities have been classified as held for sale in our Consolidated Statements of Financial Position prospectively from December 31, 2012 and comparative information has not been adjusted. Unless otherwise indicated, net income (loss), and other financial information based on net income (loss), reflect the results of our Combined Operations for all periods presented.

Additional information about Sun Life Financial Inc. can be found in its annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Accounting Adjustments
During 2012, we identified required adjustments for two prior year errors. For SLF Canada, there was an aggregate understatement in the future cost of reinsurance for our non-participating contracts of $47 million after tax. For SLF U.S., there was an aggregate understatement of projections of the future cost of mortality for individual life insurance contracts of $39 million after tax. For SLF U.S., the adjustment to correct the error was initially recorded in the second quarter of 2012, however the subsequent detection of the error in SLF Canada has caused us to adjust for both items in prior years.

Adjustments have been made to income, insurance contract liabilities, reinsurance assets and deferred tax assets to reflect the above items in the periods to which they relate. These adjustments are not material to our Consolidated Financial Statements, but correcting for the cumulative impact of these errors in 2012 would have distorted the results of that year. Accordingly, we restated our Consolidated Statements of Operations and Consolidated Statements of Changes in Equity for the years and interim periods to which they apply and our opening Consolidated Statement of Financial Position for the earliest comparative period presented, January 1, 2011. Additional information can be found in Note 2B in our 2012 Consolidated Financial Statements.

Financial Summary

	Quarterly results(1)					Full year(1)
($ millions, unless otherwise noted)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Total Company (Combined Operations)
Net income (loss)
Operating net income (loss)(2)	453	401	98	727	(221)	1,679	34
Reported net income (loss)	395	383	90	686	(525)	1,554	(370)
Operating net income (loss) excluding the net impact of market factors(2)	420	405	418	357	n/a	1,600	n/a
Diluted EPS ($)
Operating(2)	0.76	0.68	0.17	1.24	(0.38)	2.83	0.06
Reported	0.65	0.64	0.15	1.15	(0.90)	2.59	(0.64)
Basic EPS ($)
Operating(2)	0.76	0.68	0.17	1.24	(0.38)	2.83	0.06
Reported	0.66	0.64	0.15	1.17	(0.90)	2.62	(0.64)
Return on equity (%)
Operating(2)	12.9%	11.7%	2.9%	21.8%	(6.5)%	12.3%	0.3%
Reported	11.3%	11.1%	2.6%	20.5%	(15.4)%	11.4%	(2.7)%
Avg. common shares outstanding (millions)	597	594	591	588	584	593	579
Closing common shares outstanding (millions)	599.6	596.8	594.0	590.9	587.8	599.6	587.8
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.44	1.44
MCCSR ratio	209%	213%	210%	213%	211%	209%	211%

Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(2)	333	459	250	437	210	1,479	533
Reported net income (loss) from Continuing Operations	284	441	244	405	2	1,374	225
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(2)	0.56	0.77	0.42	0.74	0.36	2.49	0.92
Reported EPS from Continuing Operations (diluted)	0.47	0.74	0.41	0.68	0.00	2.29	0.39
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(2)	0.56	0.77	0.42	0.74	0.36	2.49	0.92
Reported EPS from Continuing Operations (basic)	0.48	0.74	0.41	0.69	0.00	2.32	0.39

Premiums and deposits from Continuing Operations
Net premium revenue	2,457	1,927	1,865	1,998	2,032	8,247	8,238
Segregated fund deposits	1,681	1,534	1,753	1,967	2,272	6,935	7,508
Mutual fund sales(2)	11,294	10,129	12,060	9,820	7,334	43,303	28,941
Managed fund sales(2)	14,938	11,065	7,999	9,849	8,682	43,851	28,019
ASO premium and deposit equivalents(2)	1,512	1,405	1,380	1,440	1,391	5,737	5,661
Total premiums & deposits(2)	31,882	26,060	25,057	25,074	21,711	108,073	78,367
Assets under management (Combined Operations)
General fund assets	133,127	132,109	132,151	129,186	130,071	133,127	130,071
Segregated funds	92,655	91,429	90,160	91,934	88,183	92,655	88,183
Mutual funds, managed funds & other AUM(2)	307,040	291,322	273,944	273,295	247,503	307,040	247,503
Total AUM(2)	532,822	514,860	496,255	494,415	465,757	532,822	465,757

Capital (Combined Operations)
Subordinated debt and other capital(3)	3,436	3,433	3,438	4,235	3,441	3,436	3,441
Participating policyholders' equity	128	132	124	124	123	128	123
Total shareholders' equity	16,623	16,276	16,112	16,065	15,521	16,623	15,521
Total capital	20,187	19,841	19,674	20,424	19,085	20,187	19,085
(1) Some periods have been restated. See Accounting Adjustments.
(2) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3) Other capital refers to Sun Life Exchangeable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management - Capital in our annual MD&A.

Q4 2012 vs. Q4 2011

Our reported net income was $395 million in the fourth quarter of 2012, compared to a reported loss of $525 million in the fourth quarter of 2011. Reported ROE was 11.3%, compared to negative 15.4% in the fourth quarter of 2011.

Operating net income was $453 million for the quarter ended December 31, 2012, compared to an operating loss of $221 million for the quarter ended December 31, 2011. Operating ROE was 12.9%, compared to negative 6.5% in the fourth quarter of 2011.

Operating net income excluding the net impact of market factors was $420 million in the fourth quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2012. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	Q4'12
Reported net income	395
Certain hedges that do not qualify for hedge accounting in SLF Canada	(6)
Fair value adjustments on share-based payment awards at MFS	(39)
Restructuring and other related costs	(7)
Goodwill and intangible asset impairment charges	(6)
Operating net income	453
Equity market impact
Net impact from equity market changes	35
Net basis risk impact	14
Net equity market impact(1)	49
Interest rate impact
Net impact from interest rate changes	33
Net impact of decline in fixed income reinvestment rates	(44)
Net impact of credit spread movements	(21)
Net impact of swap spread movements	(19)
Net interest rate impact(2)	(51)
Net gains from increases in the fair value of real estate	20
Actuarial assumption changes driven by changes in capital market movements	15
Operating net income excluding the net impact of market factors	420

Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	46
Mortality/morbidity	(5)
Credit	11
Lapse and other policyholder behaviour	(16)
Expenses	(67)
Other	(8)

Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	61

Other items(4)	6
(1) Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2%
growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(2) Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.
(3) Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4) Primarily due to tax-related benefits in SLF U.K.

Our reported net income for the fourth quarter of 2012 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, restructuring and other related costs and goodwill and intangible asset impairment charges reduced reported net income by $58 million in the fourth quarter of 2012, compared to a reduction of $304 million in the fourth quarter of 2011. The fourth quarter 2011 charge was primarily related to goodwill and intangible asset impairments.

Net income in the fourth quarter of 2012 reflected favourable impacts from equity markets, basis risk and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience. Non-capital, market-related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

The loss in the fourth quarter of 2011 was impacted significantly by a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities ("Hedging in the Liabilities"), which resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net realized gains on available-for-sale ("AFS") securities.

2012 vs. 2011
($ millions, after-tax)	2012	2011
Reported net income (loss)	1,554	(370)
Certain hedges that do not qualify for hedge accounting in SLF Canada	(7)	(3)
Fair value adjustments on share-based payment awards at MFS	(94)	(80)
Restructuring and other related costs	(18)	(55)
Goodwill and intangible asset impairment charges	(6)	(266)
Operating net income (loss)	1,679	34

Reported net income was $1,554 million in 2012, compared to a reported loss of $370 million in 2011. Reported ROE was 11.4%, compared to negative 2.7% in 2011. Operating net income was $1,679 million in 2012, compared to $34 million in 2011. Operating ROE was 12.3% in 2012, compared to 0.3% in 2011. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, restructuring and other related costs and goodwill and intangible asset impairment charges reduced reported net income by $125 million in 2012, compared to a reduction of $404 million in 2011. The 2011 reported loss included $266 million for goodwill and intangible asset impairments.

Net income in 2012 reflected favourable impacts from equity markets, basis risk and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related and non-recurring costs, model experience and other refinements in our variable annuity products being sold, as well as lapse and other policyholder behaviour experience. Net realized gains on sales of AFS securities and assumption changes and management actions contributed to net income in 2012.

Net income in 2011 was unfavourably impacted by the net impact of assumption changes and management actions of $910 million, including a $635 million charge to net income in the fourth quarter related to Hedging in the Liabilities. Results in 2011 were also unfavourably impacted by declines in equity markets and interest rate levels, which reduced net income by $356 million and $224 million, respectively. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, net realized gains on AFS securities, a net tax benefit from the reorganization of our U.K. operations and increases in the fair value of real estate classified as investment properties.

Impact of Sale of U.S. Annuity Business
On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. Annuity Business to Delaware Life Holdings, LLC for a base purchase price of US$1,350 million, which will be adjusted to reflect the performance of the business through closing. The transaction will consist primarily of the sale of 100% of the shares of Sun Life (U.S.), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction will include the transfer of certain related operating assets, systems and employees that support these businesses. The transaction is expected to close by the end of the second quarter of 2013, subject to regulatory approvals and other closing conditions.

As disclosed in Note 3 in our 2012 Consolidated Financial Statements, we will recognize a loss on disposition at the time the sale of our U.S. Annuity Business is closed. The amount of the loss will include closing price adjustments, pre-closing transactions, closing costs and certain tax adjustments. The net carrying value of the assets and liabilities classified as held for sale as at December 31, 2012 does not include pre-close adjustments and certain balances of the Discontinued Operations that have been eliminated for consolidation purposes. The financial impact of these adjustments is not known and could not be estimated with precision as at December 31, 2012. Some of the adjustments will be realized in income prior to the close of the transaction and we will identify these as operating adjustments as they occur. The loss related to the sale is estimated to be $1,050 million.

The transaction is not expected to have a direct impact on Sun Life Assurance's MCCSR, although pre-closing transactions between Sun Life Financial and Sun Life Assurance will have a minor impact on the ratio.

Impact of the Low Interest Rate Environment on Continuing Operations
Sun Life Financial's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in response to more challenging conditions in the European Union and monetary policy actions in the United States.

During the fourth quarter of 2012, we incurred a charge of $44 million due to declines in fixed income reinvestment rates in our insurance contract liabilities. Assuming continuation of December 31, 2012 interest rate levels through the end of 2015, our net income from Continuing Operations for the 2013 to 2015 period would be reduced by up to $350 million due to declines in fixed income reinvestment rates. This reflects a $150 million improvement from the estimate we disclosed in the third quarter of 2012 related to increased interest rates, the impact of methodology changes for determining liabilities in SLF Asia and the removal of the impact from Discontinued Operations. This is forward-looking information and assumes the continuation of December 31, 2012 interest rate levels through the end of 2015, as applied to the block of business in force and using other assumptions in effect at December 31, 2012.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

Actuarial Standards
On December 21, 2012, the Actuarial Standards Board proposed to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions. Any impact of such revision to our liabilities has not yet been determined.

Annual Goodwill and Intangibles Impairment Testing
The Company completed its annual goodwill and intangibles impairment testing in the fourth quarter. No impairment charges were taken as a result of this testing. However, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, we have written down $6 million of intangibles and have recorded this charge in Discontinued Operations.

At the end of 2011, we took an impairment charge in our Canadian Individual Wealth cash generating unit ("CGU"). Although no further impairment charge is required in 2012, the excess of fair value over carrying value for this CGU remains small as a result of low interest rates, market volatility affecting the cost of hedging and uncertainty regarding future capital requirements for segregated funds. The goodwill associated with this CGU was $160 million at December 31, 2012.

The Impact of Foreign Exchange Rates
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly					Full year
	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Average
U.S. Dollar	0.991	0.995	1.010	1.002	1.023	1.000	0.989
U.K. Pounds	1.592	1.573	1.598	1.574	1.609	1.584	1.585
Period end
U.S. Dollar	0.992	0.984	1.017	0.998	1.019	0.992	1.019
U.K. Pounds	1.612	1.590	1.596	1.597	1.583	1.612	1.583

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2012, our operating net income decreased by $11 million as a result of movements in currency rates relative to the fourth quarter of 2011. For the year ended December 31, 2012, our operating net income increased by $12 million as a result of movements in currency rates relative to the prior year.

Performance by Business Group

In recognition of the pending sale of our U.S. Annuity Business, results from SLF U.S. and Corporate have been presented on both Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

SLF Canada

	Quarterly results				Full year(1)
($ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Operating net income (loss)(2)
Individual Insurance & Investments(2)	42	26	59	154	73	281	212
Group Benefits(2)	72	137	94	44	65	347	268
Group Retirement Services(2)	35	58	33	41	44	167	139
Total operating net income (loss)(2)	149	221	186	239	182	795	619
Operating adjustments:
Hedges that do not qualify for hedge accounting	(6)	16	(5)	(12)	50	(7)	(3)
Goodwill and intangible asset impairment charges	—	—	—	—	(194)	—	(194)
Reported net income (loss)	143	237	181	227	38	788	422
Operating ROE (%)(2)	8.3	12.7	11.0	14.5	11.3	11.5	9.6
(1) Some periods have been restated. See Accounting Adjustments.
(2) Represents a non-IFRS financial measure that excludes the impact of certain hedges in SLF Canada that do not qualify for hedge accounting and goodwill and intangible asset impairment charges. See Use of Non-IFRS Financial Measures.

Q4 2012 vs. Q4 2011
SLF Canada's reported net income was $143 million in the fourth quarter of 2012, compared to $38 million in the fourth quarter of 2011. Operating net income was $149 million, compared to $182 million in the fourth quarter of 2011. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, and goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011, which are set out in the table above.

Net income in the fourth quarter of 2012 reflected the favourable impact of investment activity on insurance contract liabilities in Individual Insurance & Investments and GRS, and positive morbidity and mortality experience in GB. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities, driven by the continued low interest rate environment, and adverse policyholder behaviour experience in Individual Insurance & Investments.

Net income in the fourth quarter of 2011 reflected the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of $103 million, which is reflected in Individual Insurance & Investments. This was partially offset by net realized gains on AFS securities, the favourable impact of investment activity on insurance contract liabilities and favourable lapse experience as a result of policyholder behaviour.

In the fourth quarter of 2012, sales of individual life and health insurance were down 6% from the fourth quarter of 2011, due to planned lower universal life sales and the impact of higher critical illness sales in advance of announced price increases in the third quarter of 2012. Sales of par permanent insurance were up 18% from the fourth quarter of 2011 due to the continued success of the Sun Par product. Sales of individual wealth products decreased 10% from the fourth quarter of 2011, reflecting the planned decrease in segregated fund sales. Sales of mutual funds increased 41% from the fourth quarter of 2011, which included the continued growth of SLGI mutual funds. Sales of SLGI mutual funds through the CSF nearly doubled from the fourth quarter of 2011.

GB sales were up 36% from the fourth quarter of 2011, primarily due to greater activity in the large case market. GRS sales increased 4% from the fourth quarter of 2011. Assets under administration for GRS ended the quarter at $54.7 billion. Pension rollover sales were $360 million, an increase of 26% from the fourth quarter of 2011.

2012 vs. 2011
Reported net income was $788 million in 2012, compared to $422 million in 2011. Operating net income was $795 million in 2012, compared to $619 million in 2011. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, and goodwill and intangible asset impairment charges recorded in 2011, which are set out in the table above.

Net income in 2012 reflected gains from increases in the value of real estate properties, the favourable impact of assumption changes and management actions in GB and GRS, and net realized gains on AFS securities. These items were partially offset by declines in fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance & Investments that were driven by the continued low interest rate environment.

Net income in 2011 reflected the net unfavourable impact of assumption changes and management actions, as well as lower equity market levels. The impact of these unfavourable items was partially offset by net realized gains on AFS securities, the favourable impact of fixed income investment activity on insurance contract liabilities and gains from increases in the value of real estate properties.

SLF U.S.
As a result of the pending sale of our U.S. Annuity Business, we present the results on a Continuing Operations basis, with a focus on EBG and Life and Investment Products. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products results include our international business, which offers life insurance and investment products to clients in international markets, and those closed individual life insurance products that are still part of our Continuing Operations, primarily whole life, universal life and term insurance.

	Quarterly results(1)					Full year(1)
(US$ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Operating net income (loss) from Continuing Operations(2)
EBG(2)	—	12	(8)	22	9	26	86
Life and Investment Products(2)	93	67	16	122	(84)	298	(381)
Total operating net income (loss) from Continuing Operations(2)	93	79	8	144	(75)	324	(295)
Operating adjustments:
Restructuring and other related costs	—	—	—	—	(6)	—	(6)
Goodwill and intangible asset impairment charges	—	—	—	—	(2)	—	(2)
Reported net income (loss) from Continuing Operations	93	79	8	144	(83)	324	(303)
Reported net income (loss) from Discontinued Operations	109	(62)	(155)	280	(518)	172	(606)
Reported net income (loss)	202	17	(147)	424	(601)	496	(909)
Operating ROE (%)(2)	16.1	1.3	(10.8)	30.8	(36.3)	9.5	(15.0)

(C$ millions)
Operating net income (loss) from Continuing Operations(2)	93	79	6	144	(77)	322	(301)
Operating adjustments:
Restructuring and other related costs	—	—	—	—	(6)	—	(6)
Goodwill and intangible asset impairment charges	—	—	—	—	(2)	—	(2)
Reported net income (loss) from Continuing Operations	93	79	6	144	(85)	322	(309)
Reported net income (loss) from Discontinued Operations	109	(61)	(156)	281	(530)	173	(624)
Reported net income (loss)	202	18	(150)	425	(615)	495	(933)
(1) Some periods have been restated. See Accounting Adjustments.
(2) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q4 2012 vs. Q4 2011
SLF U.S.'s reported net income from Continuing Operations was C$93 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of C$85 million in the fourth quarter of 2011. Operating net income from Continuing Operations was C$93 million, compared to an operating loss from Continuing Operations of C$77 million in the fourth quarter of 2011. Operating net income in SLF U.S. excludes restructuring and other related costs and goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011 due to our decision to discontinue certain products to new sales, which are set out in the table above.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$93 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of US$83 million in the fourth quarter of 2011. Operating net income from Continuing Operations was US$93 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of US$75 million in the fourth quarter of 2011. Net income from Continuing Operations in the fourth quarter of 2012 was favourably impacted by the refinement of certain actuarial assumption updates from the prior quarter, partially offset by unfavourable morbidity experience in EBG, as well as an investment in our voluntary benefits capabilities.

The loss from Continuing Operations in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities in Life and Investment Products. The loss in Life and Investment Products also included updates to the prior quarter's estimate of policy liabilities related to the significant market volatility experienced in the third quarter of 2011 and unfavourable mortality. EBG results in the fourth quarter of 2011 reflected unfavourable morbidity experience as well.

Reported net income from Discontinued Operations was US$109 million in the fourth quarter of 2012, compared to a reported loss from Discontinued Operations of US$518 million in the fourth quarter of 2011. Net income from Discontinued Operations in the fourth quarter of 2012 reflected favourable market impacts, gains from investment activity on insurance contract liabilities and an update to the prior quarter's estimate of actuarial assumptions related to annuitant mortality. These positive items were partially offset by unfavourable policyholder behaviour associated with our domestic life products. The loss from Discontinued Operations in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities.

Reported net income (Combined Operations) was US$202 million in the fourth quarter of 2012, compared to a reported loss (Combined Operations) of US$601 million in the fourth quarter of 2011.

EBG sales in the fourth quarter of 2012 increased 25% compared to the fourth quarter of 2011, reflecting significant improvement across all product lines. Within EBG, voluntary benefits sales increased 78% compared to the prior year period, reflecting an increase across all voluntary benefits products.

Sales in Life and Investment Products increased 173% compared to the fourth quarter of 2011 driven by increases in both international life and investment product sales.

2012 vs. 2011
Reported net income from Continuing Operations was US$324 million in 2012, compared to a reported loss from Continuing Operations of US$303 million in 2011. Operating net income from Continuing Operations was US$324 million in 2012, compared to an operating loss from Continuing Operations of US$295 million in 2011. Operating net income in SLF U.S. excludes restructuring and other related costs and goodwill and intangible asset impairment charges recorded in 2011, which are set out in the table above.

Net income from Continuing Operations in 2012 included favourable impacts from improved equity markets, investment activity on insurance contract liabilities and updates to actuarial assumptions. These items were partially offset by unfavourable impacts from reduced interest rates and credit spread movements. Net income in EBG included unfavourable morbidity experience, an investment in our voluntary benefits capabilities and a charge related to a premiums receivable account reconciliation issue.

The loss from Continuing Operations in 2011 reflected the net unfavourable impact of assumption changes and management actions including the implementation of a change related to Hedging in the Liabilities. The loss also reflected the unfavourable impacts of interest rates, equity markets and mortality and morbidity experience, partially offset by gains from investment activity on insurance contract liabilities.

Reported net income from Discontinued Operations was US$172 million in 2012, compared to a reported loss from Discontinued Operations of US$606 million in 2011. Net income from Discontinued Operations in 2012 reflected the favourable impact of improved equity markets and gains from investment activity on insurance contract liabilities, partially offset by unfavourable impacts from reduced interest rates and updates to actuarial assumptions.

The loss from Discontinued Operations in 2011 reflected the net unfavourable impact of assumption changes and management actions including the implementation of a change related to Hedging in the Liabilities. The loss also reflected the unfavourable impact of interest rates and equity markets, partially offset by the favourable impact of investment activity on insurance contract liabilities.

Reported net income (Combined Operations) was US$496 million in 2012, compared to a reported net loss (Combined Operations) of US$909 million in 2011.

MFS Investment Management

	Quarterly results					Full year
(US$ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Operating net income(1)	85	80	67	70	66	302	271
Operating adjustments:
Fair value adjustments on share-based payment awards	(38)	(34)	(1)	(21)	(32)	(94)	(79)
Restructuring and other related costs	—	—	—	—	(4)	—	(4)
Reported net income	47	46	66	49	30	208	188

(C$ millions)
Operating net income(1)	85	80	68	69	68	302	270
Operating adjustments:
Fair value adjustments on share-based payment awards	(39)	(34)	(1)	(20)	(33)	(94)	(80)
Restructuring and other related costs	—	—	—	—	(4)	—	(4)
Reported net income	46	46	67	49	31	208	186
Pre-tax operating profit margin ratio(2)	35%	36%	32%	33%	32%	34%	33%
Average net assets (US$ billions)	309.7	290.5	273.2	270.1	249.5	286.0	261.0
Assets under management (US$ billions)(2)	322.8	303.6	278.2	284.8	253.2	322.8	253.2
Net sales (US$ billions)	11.5	7.9	4.2	5.9	1.7	29.4	5.4
Asset appreciation (depreciation) (US$ billions)	8.3	17.5	(10.8)	25.7	15.1	40.7	(8.7)

S&P 500 Index (daily average)	1,420	1,402	1,350	1,346	1,225	1,379	1,268
MSCI EAFE Index (daily average)	1,544	1,468	1,427	1,516	1,420	1,489	1,590
(1) Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS and restructuring and other related costs. See Use of Non-IFRS Financial Measures.
(2) Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS at www.mfs.com.

Q4 2012 vs. Q4 2011
MFS's reported net income was C$46 million in the fourth quarter of 2012, compared to C$31 million in the fourth quarter of 2011. MFS had operating net income of C$85 million in the fourth quarter of 2012, compared to C$68 million in the fourth quarter of 2011. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, and restructuring and other related costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011, which are set out in the table above.

In U.S. dollars, MFS's reported net income was US$47 million in the fourth quarter of 2012, compared to US$30 million in the fourth quarter of 2011. Operating net income was US$85 million in the fourth quarter of 2012, compared to US$66 million in the fourth quarter of 2011.

The increase in net income from the fourth quarter of 2011 reflects the impact of higher average net assets. MFS's pre-tax operating profit margin ratio was 35% in the fourth quarter of 2012, up from 32% in the fourth quarter of 2011.

Total AUM as at December 31, 2012 was US$322.8 billion, compared to US$253.2 billion at December 31, 2011. The increase of US$69.6 billion was driven by gross sales of US$86.3 billion and asset appreciation of US$40.7 billion, partially offset by redemptions of US$56.8 billion and a $0.6 billion disposition. Gross sales of US$26.2 billion during the fourth quarter of 2012 included a one-time inflow from Sun Capital Advisers, LLC of US$6.7 billion representing variable annuity assets previously managed by third-party managers. Retail fund performance remained strong with 90% and 88% of fund assets ranked in the top half of their Lipper categories based on five- and ten-year performance, respectively.

2012 vs. 2011

Reported net income was US$208 million in 2012, compared to US$188 million in 2011. Operating net income was US$302 million in 2012, compared to US$271 million in 2011. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, and restructuring and other related costs related to the transition of McLean Budden to MFS in 2011, which are set out in the table above. The increase reflected higher average net assets, which increased from US$261.0 billion at December 31, 2011 to US$286.0 billion at December 31, 2012.

SLF Asia

	Quarterly results					Full year
($ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Operating net income (loss)(1)	50	35	15	29	44	129	144
Operating adjustments:
Restructuring and other related costs	—	—	—	—	(6)	—	(6)
Reported net income (loss)	50	35	15	29	38	129	138
Operating ROE (%)(1)	10.4	7.6	3.2	6.6	9.9	7.0	8.5
(1) Represents a non-IFRS financial measure that excludes restructuring and other related costs recorded as a result of the acquisition of Grepalife Financial Inc. See Use of Non-IFRS Financial Measures.

Q4 2012 vs. Q4 2011
SLF Asia's reported net income was $50 million in the fourth quarter of 2012, compared to reported net income of  $38 million in the fourth quarter of 2011. Operating net income was $50 million in the fourth quarter of 2012, compared to $44 million in the fourth quarter of 2011. Operating net income in SLF Asia excludes restructuring and other related costs recorded in the fourth quarter of 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc., which are set out in the table above.

Net income in the fourth quarter of 2012 reflected the favourable impact of assumption changes and management actions and higher earnings in the Philippines due to business growth. Net income in the fourth quarter of 2011 reflected the net favourable impact of assumption changes and management actions during the quarter, realized gains on AFS securities and business growth, partially offset by high levels of new business strain as a result of sales in China.

Total individual life sales in the fourth quarter of 2012 were down 20% from the fourth quarter of 2011. Sales increases in the Philippines, Indonesia and Hong Kong were offset by lower sales in India and China. Sales in the Philippines grew by 61%, and sales in Indonesia and Hong Kong were up by 14% and 6%, respectively, measured in local currency.

2012 vs. 2011
Reported net income was $129 million in 2012, compared to reported net income of $138 million in 2011. Operating net income was $129 million in 2012, compared to $144 million in 2011. Operating net income in SLF Asia excludes restructuring and other related costs recorded in 2011, which are set out in the table above.

Net income in 2012 included the unfavourable impact of declining interest rates in Hong Kong and higher levels of new business strain from increased sales in China and the Philippines. These items were partially offset by the favourable impact of assumption changes and management actions, and higher earnings in the Philippines due to business growth. Net income in 2011 reflected business growth, realized gains on AFS securities, the net favourable impact of assumption changes and management actions and low levels of new business strain as a result of sales levels in India and Hong Kong.

Individual life sales in 2012 were flat from 2011. On a local currency basis, sales growth in the Philippines and China was offset by lower sales in India. Excluding India, individual life sales were up 19%. Sales in the Philippines were up 58% due to agency expansion, and the launch of Sun Life Grepa Financial, Inc. in October 2011. Sales in China were up 17% as a result of distribution growth.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Discontinued Operations in Corporate relate to Corporate Support only.

	Quarterly results					Full year
($ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
SLF U.K.
Operating net income (loss)(1)	28	107	52	26	71	213	156
Operating adjustments:
Restructuring and other related costs:	—	—	—	—	(3)	—	(3)
Reported net income (loss)	28	107	52	26	68	213	153

Corporate Support
Operating net income (loss) from Continuing Operations(1)	(72)	(63)	(77)	(70)	(78)	(282)	(355)
Operating adjustments:
Restructuring and other related costs:	(4)	—	—	—	(10)	(4)	(10)
Reported net income (loss) from Continuing Operations	(76)	(63)	(77)	(70)	(88)	(286)	(365)

Corporate (total)
Total operating net income (loss) from Continuing Operations(1)	(44)	44	(25)	(44)	(7)	(69)	(199)
Total Operating adjustments:
Restructuring and other related costs:	(4)	—	—	—	(13)	(4)	(13)
Total reported net income (loss) from Continuing Operations(1)	(48)	44	(25)	(44)	(20)	(73)	(212)
Total reported net income (loss) from Discontinued Operations	2	3	2	—	3	7	29
Reported net income (loss)	(46)	47	(23)	(44)	(17)	(66)	(183)
(1) Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

Q4 2012 vs. Q4 2011
Corporate had a reported loss from Continuing Operations of $48 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of $20 million in the fourth quarter of 2011. The operating net loss from Continuing Operations was $44 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of $7 million in the fourth quarter of 2011. Operating net income (loss) in Corporate excludes restructuring and other related costs, which are set out in the table above.

SLF U.K.'s reported net income was $28 million in the fourth quarter of 2012, compared to $68 million in the fourth quarter of 2011. Restructuring and other related costs were nil, compared to $3 million in the fourth quarter of 2011. Operating net income was $28 million in the fourth quarter of 2012, compared to $71 million in the fourth quarter of 2011. SLF U.K.'s net income in the fourth quarter of 2012 reflected favourable impacts from tax related items. Net income in the fourth quarter of 2011 included a net tax benefit related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of investment activity on insurance contract liabilities.

Corporate Support had a reported loss from Continuing Operations of $76 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of $88 million in the fourth quarter of 2011. Restructuring and other related costs were $4 million, compared to $10 million in the fourth quarter of 2011. The operating loss from Continuing Operations was $72 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of $78 million in the fourth quarter of 2011. Net income from Continuing Operations in the fourth quarter of 2012 reflected favourable impact from lower debt financing costs and lower losses in our run-off reinsurance business, partially offset by higher expenses. Net income from Continuing Operations in the fourth quarter of 2011 included net impairments on AFS securities.

Corporate's reported net income from Discontinued Operations was $2 million in the fourth quarter of 2012, compared to $3 million in the fourth quarter of 2011. Corporate's reported loss (Combined Operations) was $46 million in the fourth quarter of 2012, compared to a reported loss of $17 million in the fourth quarter of 2011.

2012 vs. 2011

Corporate had a reported loss from Continuing Operations of $73 million in 2012, compared to a reported loss from Continuing Operations of $212 million in 2011. The operating loss from Continuing Operations was $69 million in 2012, compared to an operating loss from Continuing Operations of $199 million in 2011. Operating net income (loss) in Corporate excludes restructuring and other related costs, which are set out in the table above.

SLF U.K.'s reported net income was $213 million in 2012, compared to $153 million in 2011. Restructuring and other related costs were nil in 2012, compared to $3 million in 2011. Operating net income was $213 million in 2012, compared to $156 million in 2011. Net income in 2012 reflected favourable impacts from investment activity on insurance contract liabilities, refinements to actuarial models and tax related items. Net income in 2011 included a net tax benefit related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of investment activity on insurance contract liabilities. Net income in both 2012 and 2011 reflected investment in regulatory initiatives such as Solvency II.

In Corporate Support, the reported loss from Continuing Operations was $286 million in 2012, compared to a reported loss of $365 million in 2011. Restructuring and other related costs were $4 million, compared to $10 million in 2011. The operating loss from Continuing Operations was $282 million in 2012, compared to an operating loss from Continuing Operations of $355 million in 2011. The loss from Continuing Operations in 2012 reflected lower expenses and lower losses in our run-off reinsurance business than the prior year. The loss from Continuing Operations in 2011 included an impairment of AFS securities. Both 2012 and 2011 reflected the net cost of reinsurance for the insured business in SLF Canada's GB operations.

Corporate's reported net income from Discontinued Operations was $7 million in 2012, compared to $29 million in 2011. The reported loss (Combined Operations) for Corporate was $66 million in 2012, compared to $183 million in 2011.

Additional Financial Disclosure

Revenue from Continuing Operations

Revenue from Continuing Operations
	Quarterly results					Full year
($ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Premiums
Gross	3,779	3,200	3,130	3,306	3,308	13,415	13,221
Ceded	(1,322)	(1,273)	(1,265)	(1,308)	(1,276)	(5,168)	(4,983)
Net premium revenue	2,457	1,927	1,865	1,998	2,032	8,247	8,238
Net investment income
Interest and other investment income	1,202	1,023	1,192	1,013	1,006	4,430	4,388
Changes in fair value of FVTPL assets and liabilities	(274)	1,233	1,339	(570)	1,538	1,728	4,257
Net gains (losses) on AFS assets	23	16	68	19	63	126	151
Fee income	842	753	718	715	735	3,028	2,796
Total revenue	4,250	4,952	5,182	3,175	5,374	17,559	19,830
Adjusted revenue(1)	5,554	4,735	4,787	4,725	4,712	19,541	19,117
(1) Represents a non-IFRS financial measure that excludes the impact of fair value changes in Fair Value Through Profit and Loss ("FVTPL") assets and liabilities, currency, reinsurance for the insured business in SLF Canada's GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenues were $4.3 billion in the fourth quarter of 2012, compared to $5.4 billion in the fourth quarter of 2011. Revenues decreased primarily as a result of lower net gains in the fair value of FVTPL assets and liabilities, partially offset by higher premium revenue from SLF Canada's GRS and SLF U.S.'s Life and Investment Products businesses, higher investment income and increased fee income from MFS. Adjusted revenue was $5.6 billion in the fourth quarter of 2012, compared to $4.7 billion in the fourth quarter of 2011 primarily due to higher premium revenue from SLF Canada's GRS and SLF U.S.'s Life and Investment Products businesses, higher investment income and increased fee income from MFS.

Revenues of $17.6 billion in 2012 were down $2.2 billion from revenue of $19.8 billion in 2011 due to lower net gains in the fair value of FVTPL assets and liabilities, partially offset by higher fee income from MFS. Adjusted revenue of $19.5 billion was up $0.4 billion from 2011 largely driven by higher fee income from MFS and favourable impact from currency movements.

Premiums and Deposits from Continuing Operations

Premiums and Deposits from Continuing Operations
	Quarterly results					Full year
($ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11	2012	2011
Premiums and Deposits
Net premium revenue	2,457	1,927	1,865	1,998	2,032	8,247	8,238
Segregated fund deposits	1,681	1,534	1,753	1,967	2,272	6,935	7,508
Mutual fund sales(1)	11,294	10,129	12,060	9,820	7,334	43,303	28,941
Managed fund sales(1)	14,938	11,065	7,999	9,849	8,682	43,851	28,019
ASO premium and deposit equivalents(1)	1,512	1,405	1,380	1,440	1,391	5,737	5,661
Total premiums and deposits(1)	31,882	26,060	25,057	25,074	21,711	108,073	78,367
Total adjusted premiums and deposits(1),(2)	33,724	27,642	26,249	26,446	22,587	110,847	81,904
(1)Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada's GB operations and net premiums and deposits from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $31.9 billion for the quarter ended December 31, 2012, compared to $21.7 billion for the quarter ended December 31, 2011. Adjusted premiums and deposits of $33.7 billion in the fourth quarter of 2012 increased $11.1 billion from 2011. In both cases, the increase was primarily the result of higher fund sales at MFS.

Premiums and deposits were $108.1 billion in 2012, compared to $78.4 billion in 2011. Adjusted premiums and deposits of $110.8 billion in 2012 increased $28.9 billion from 2011. Both increases were primarily due to higher MFS fund sales.

Net life, health and annuity premium revenues, which reflect gross premiums less amounts ceded to reinsurers, were $2.5 billion in the fourth quarter of 2012, compared to $2.0 billion in the fourth quarter of 2011. The increase was primarily due to higher premium revenue from SLF Canada's GRS and SLF U.S.'s Life and Investment Products businesses. Net life, health and annuity premium revenues were $8.2 billion for 2012, largely unchanged from 2011.

Segregated fund deposits were $1.7 billion in the fourth quarter of 2012, compared to $2.3 billion in the fourth quarter of 2011. Segregated fund deposits were $6.9 billion in 2012, compared to $7.5 billion in 2011. The decrease in both periods was largely attributable to planned reductions in sales in SLF Canada.

Sales of mutual funds and managed funds were $26.2 billion in the fourth quarter of 2012, an increase of $10.2 billion over the fourth quarter of 2011, reflecting strong sales from MFS. Mutual and managed fund sales were $87.2 billion in 2012, compared to $57.0 billion in 2011, also driven by higher MFS sales.

ASO premium and deposit equivalents of $1.5 billion in the fourth quarter of 2012 were largely unchanged from the fourth quarter of 2011. ASO premium and deposit equivalents for 2012 were also in line with 2011.

Assets Under Management (Combined Operations)

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $532.8 billion as at December 31, 2012, compared to $465.8 billion as at December 31, 2011 and $514.9 billion as at September 30, 2012. The increase in AUM of $67.0 billion between December 31, 2012 and December 31, 2011 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $48.5 billion;
(ii)	net sales of mutual, managed and segregated funds of $24.0 billion, net of the inflow from Sun Capital Advisers;
(iii)	business growth of $3.4 billion; and
(iv)	an increase of $1.5 billion from the change in value of FVTPL assets and liabilities; partially offset by
(v)	a decrease of $9.8 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(vi)	a decrease of $0.6 billion related to the sale of MFS McLean Budden's private wealth business.

AUM increased $17.9 billion between September 30, 2012 and December 31, 2012. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $11.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $3.9 billion net of the inflow from Sun Capital Advisers;
(iii)	an increase of $3.5 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	business growth of $0.4 billion; partially offset by
(v)	a decrease of $0.6 billion related to the sale of MFS McLean Budden's private wealth business; and
(vi)	a decrease of $0.4 billion from the change in value of FVTPL assets and liabilities.

Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $133.1 billion as at December 31, 2012, compared to $130.1 billion a year earlier and $132.1 billion as at September 30, 2012. The increase in general fund assets from December 31, 2011 was primarily the result of an increase of $3.4 billion from business growth and $1.4 billion from the change in value of FVTPL assets and liabilities, partially offset by currency loss of $1.8 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $82.2 billion as at December 31, 2012 decreased by $9.0 billion compared to December 31, 2011, mainly due to the impact from the pending sale of our U.S. Annuity Business and unfavourable impact from currency movements, partially offset by balances arising from new policies and changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders' equity, including preferred share capital, was $16.6 billion as at December 31, 2012, compared to $15.5 billion as at December 31, 2011. The $1.1 billion increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $1,674 million in 2012, before preferred share dividends of $120 million;
(ii)	net unrealized gains on AFS assets in other comprehensive income ("OCI") of $288 million;
(iii)	proceeds of $266 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan and $15 million from stock-based compensation; partially offset by
(iv)	common share dividend payments of $844 million;
(v)	a decrease of $177 million from the strengthening of the Canadian dollar relative to foreign currencies.

Income Taxes
In the fourth quarter of 2012, for our Continuing Operations, we reported an income tax expense of $18 million on reported income before taxes of $328 million, representing an effective income tax rate of 5.5%. This compares to an income tax recovery of $116 million on our reported loss before taxes of $85 million and an effective tax rate of 136.5% for Continuing Operations in the fourth quarter of 2011. Our Combined Operations had an income tax expense of $73 million on reported income before taxes of $494 million, which resulted in an effective income tax rate of 14.8%. This compares to an income tax recovery of $399 million on our reported loss before taxes of $895 million and an effective tax rate of 44.6% for Combined Operations in the fourth quarter of 2011.

In the fourth quarter of 2012, our effective tax rate of 5.5% was considerably lower than the statutory income tax rate of 26.5% (28% in 2011) due to a sustainable stream of tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other items. Our tax expense in the quarter was reduced by adjustments related to prior years, including successful resolution of tax audits and the impact of the new legislation for life companies in the U.K. In Canada, we also recorded a higher tax benefit related to the appreciation of real estate properties during the quarter.

In the fourth quarter of 2011, in addition to our sustainable tax benefits, we recorded a tax benefit of $68 million related to previously unrecognized losses in SLF U.K. following the reorganization of our principal U.K. subsidiaries. Our fourth quarter 2011 tax recovery also included the impact of the impairment of goodwill in SLF Canada, which was not deductible for tax purposes.

Discontinued Operations
On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

The following table sets out the financial information associated with the discontinued operations.

(C$ millions, unless otherwise noted)	Q4'12	Q4'11	2012	2011
Net Income - Reported
Net income from Discontinued Operations	111	(527)	180	(595)
Diluted EPS from Discontinued Operations ($)	0.18	(0.90)	0.30	(1.03)
Basic EPS from Discontinued Operations ($)	0.18	(0.90)	0.30	(1.03)
Revenue
Net premiums	79	273	282	1,076
Net investment income	1	(80)	457	1,118
Fee income	131	148	589	557
Total revenue	211	341	1,328	2,751
Premiums and Deposits
Net premium revenue	79	273	282	1,076
Segregated fund deposits	105	640	392	2,674
Mutual fund sales	—	—	—	—
Managed fund sales	—	—	—	—
ASO premium and deposit equivalents	—	—	—	—
Total premiums and deposits	184	913	674	3,750
Assets
General funds	15,067		15,067
Segregated funds	27,668		27,668
Total assets	42,735		42,735
Liabilities
General funds	12,689		12,689
Segregated funds	27,668		27,668
Total liabilities	40,357		40,357

Investments
The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our 2012 Consolidated Statement of Financial Position. Comparative information for 2011 has not been restated. The information in this section has been completed on the same basis. Total general fund invested assets does not include $14,347 million of invested assets separately disclosed in Assets of disposal group classified as held for sale. See Note 3 in our 2012 Consolidated Financial Statements for additional information.

We had total general fund invested assets of $105.7 billion as at December 31, 2012. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 83.9% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.8% and 5.6% of the portfolio, respectively. The remaining 5.7% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.

Investments(1)	December 31, 2012(2)		December 31, 2011(2)
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,034	6.7%	8,837	7.6%
Debt securities - FVTPL(3)	43,773	41.4%	51,627	44.2%
Debt securities - AFS	10,589	10.0%	11,303	9.7%
Equity securities - FVTPL	4,169	4.0%	3,731	3.2%
Equity securities - AFS	857	0.8%	839	0.7%
Mortgages and loans	27,248	25.8%	27,755	23.8%
Derivative assets	2,113	2.0%	2,632	2.3%
Other invested assets	1,269	1.2%	1,348	1.2%
Policy loans	2,681	2.5%	3,276	2.8%
Investment properties	5,942	5.6%	5,313	4.5%
Total invested assets	105,675	100%	116,661	100%
(1) The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for
FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
(2) Values as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 values have not been restated to reflect this presentation.
(3) Not included in Debt securities are certain asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these assets will be retained and redeployed as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our 2012 Consolidated Financial Statements.

Debt Securities
As at December 31, 2012, we held $54.4 billion of debt securities, which constituted 51.4% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 69.9% of the total debt securities as at December 31, 2012, compared to 68.4% as at December 31, 2011. Debt securities rated "BBB" or higher represented 98.2% of total debt securities as at December 31, 2012, 1.1% higher than at December 31, 2011.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 64.3% of our total debt securities as at December 31, 2012, compared to 65.8% as at December 31, 2011. Total government issued or guaranteed debt securities as at December 31, 2012 were $19.4 billion, compared to $21.5 billion as at December 31, 2011. Of this amount, $1.6 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2012 with the exception of the following countries where we have business operations: Canada, the United States, and the United Kingdom. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2012(1)		December 31, 2011(1)
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,902	1,718	13,051	1,607
United States	1,569	4,485	3,092	6,298
United Kingdom	1,912	1,391	2,533	1,245
Eurozone
France	16	76	25	101
Germany	179	20	180	28
Greece	—	—	—	—
Ireland	—	—	—	—
Italy	—	5	—	21
Netherlands	2	342	4	311
Portugal	—	—	—	—
Spain	—	37	3	55
Residual Eurozone	—	197	2	170
Other	2,825	993	2,605	1,547
Total	19,405	9,264	21,495	11,383
(1) Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in
Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

Our gross unrealized losses as at December 31, 2012 for FVTPL and AFS debt securities were $0.17 billion and $0.03 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. Gross unrealized losses as at December 31, 2012 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at December 31, 2012 included $9.3 billion in the financial sector, representing approximately 17.0% of our total debt securities, or 8.8% of our total invested assets. This compares to $11.4 billion, or 18.1%, of the debt security portfolio as at December 31, 2011. The $2.1 billion decrease in the value of financial sector debt securities holdings is due to debt securities separately disclosed in Assets of disposal group classified as held for sale.

Asset-backed Securities
Our debt securities as at December 31, 2012 included $1.9 billion of asset-backed securities reported at fair value, representing approximately 3.6% of our debt securities, or 1.8% of our total invested assets. This was $1.8 billion lower than the level reported as at December 31, 2011. The decrease in the value of asset-backed securities is primarily due to the securities separately disclosed in Assets of disposal group classified as held for sale. The credit quality of asset-backed securities remained relatively stable for 2012. There were no changes to the lifetime expected losses for these assets, and any realized losses in the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed Securities

	December 31, 2012(1)			December 31, 2011(1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	824	896	95.2%	1,703	1,662	85%
Residential mortgage-backed securities
Agency	321	337	100.0%	510	538	100%
Non-agency	43	47	95.7%	771	602	47.4%
Collateralized debt obligations	75	70	26.0%	127	99	20.3%
Other(2)	592	598	99.1%	935	833	84.8%
Total asset-backed securities	1,855	1,948	94.7%	4,046	3,734	79.4%
(1) Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated
to reflect this presentation. Not included in the $1,948 million fair value above is $1,694 million of asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these asset-
backed securities will be retained and redeployed as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our 2012 Consolidated Financial Statements.
(2) Other includes sub-prime, a portion of the Company's exposure to Alternative-A and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen an improvement in the U.S. housing market with prices rising for several consecutive months and mortgage rates remaining at record lows. With improved house prices and reduced inventories, sales of foreclosed properties have picked up and several servicers have ended their foreclosure moratoriums. However, downside risk still exists as the economy remains weak and unemployment rates have yet to substantially decrease. This environment could have an adverse impact on our residential mortgage-backed portfolio. Additional information on our asset-backed securities can be found in our 2012 MD&A.

Mortgages and Loans
As at December 31, 2012, we had a total of $27.2 billion in mortgages and loans compared to $27.8 billion in 2011. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.0 billion. Our loan portfolio, which consists of private placement assets, was $15.3 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

	December 31, 2012(1)			December 31, 2011(1)
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,457	9,946	17,403	7,500	9,154	16,654
United States	4,515	3,399	7,914	5,831	3,135	8,966
United Kingdom	22	420	442	24	253	277
Other	—	1,489	1,489	—	1,858	1,858
Total	11,994	15,254	27,248	13,355	14,400	27,755
(1) Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in
Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

As at December 31, 2012, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.0 billion, spread across approximately 3,200 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2011. The Canada Mortgage and Housing Corporation insures 20.8% of the Canadian commercial mortgage portfolio.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets continue to struggle. We have witnessed increased secondary market demand for stressed loans, and we have capitalized on this by selling a number of our distressed commercial mortgages. Many of our properties continue to face weak demand, as office tenants are generally utilizing less space and vacant large box retail space is challenging to lease. A prolonged improvement in real estate fundamentals will be largely dependent on job creation, which continues to lag.

Mortgages and Loans Past Due or Impaired

	December 31, 2012(1)
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	11,865	15,230	27,095	—	—	—
Past due:
Past due less than 90 days	7	—	7	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	201	40	241	79(2)	16	95
Total	12,073	15,270	27,343	79	16	95
	December 31, 2011(1)
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	13,001	14,358	27,359	—	—	—
Past due:
Past due less than 90 days	10	—	10	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	540	69	609	196(2)	27	223
Total	13,551	14,427	27,978	196	27	223
(1)  Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.
(2) Includes $42 million of sectoral provisions as at December 31, 2012 and $68 million of sectoral provisions as at December 31, 2011.

Impaired mortgages and loans, net of allowance for losses, amounted to $146 million as at December 31, 2012, $240 million lower than the December 31, 2011 level for these assets. The net carrying value of impaired mortgages amounted to $122 million as at December 31, 2012, $222 million lower than December 31, 2011. The allowance for losses related to impaired mortgages amounted to $79 million as at December 31, 2012, $117 million lower than December 31, 2011. A significant portion of the decline in all these balances is due to mortgages that are separately disclosed in Assets of disposal group held for sale. Included in the Assets of disposal group held for sale as at December 31, 2012, are impaired mortgages with a net carrying value of $92 million, a gross carrying value of $115 million and allowance for losses amounting to $23 million. The remaining decline in these balances is primarily due to the sale of impaired mortgages during the year. The sectoral provision related to mortgages included in the allowance for losses decreased by $26 million to $42 million, which reflects the sale or workout of a number of distressed loans as well as $12 million included in mortgages separately disclosed in Assets of disposal group held for sale. Approximately 87.8% of the impaired mortgage loans are in the United States.

Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Beginning in the fourth quarter of 2012, our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Amounts previously reported as the asset default provision included amounts held for future credit events on future asset purchases, some equity and real estate growth provisions for adverse deviations, and other items. As at December 31, 2011, approximately $1,764 million of the $3,376 million previously reported asset default provision related to these items. Under the revised disclosure the asset default provision as at December 31, 2011 was $1,612 million.

Our asset default provision as at December 31, 2012 was $1,468 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities compared to $1,612 million in 2011.

Derivative Financial Instruments
The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	December 31, 2012 (1)	December 31, 2011 (1)
Net fair value	1,519	1,573
Total notional amount	42,478	50,859
Credit equivalent amount	953	1,026
Risk-weighted credit equivalent amount	8	8
(1)Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

The total notional amount of derivatives in our portfolio decreased to $42.5 billion as at December 31, 2012, from $50.9 billion at the end of 2011. This decrease is attributable to notional balances of $15.0 billion included in the Discontinued Operations and the fair value of these derivatives is separately disclosed in Assets and Liabilities of disposal group classified as held for sale. This is offset by an increase of $6.6 billion, primarily related to interest rate swaps and swaptions entered into for the purposes of economically hedging against interest rate risk including disintermediation risk and to improve the matching of our assets and liabilities.

Capital Management
Our capital base consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at December 31, 2012, our total capital was $20.2 billion, up from $19.1 billion as at December 31, 2011. The increase in total capital was primarily the result of common shareholders' net income of $1,554 million, partially offset by common shareholders' dividends (net of the dividend reinvestment and share repurchase plan) of $703 million.

Sun Life Assurance's MCCSR ratio was 209% as at December 31, 2012, compared to 211% as at December 31, 2011. Low interest rates and volatile equity markets reduced the MCCSR ratio in 2012. The impact of the Sun Life Assurance's subordinated debt redemption was offset by net financing activities.

In December 2012, Office of the Superintendent of Financial Institutions ("OSFI") released the 2013 MCCSR Guideline effective for January 1, 2013. The guideline includes two significant changes that impact Sun Life Assurance's MCCSR ratio: (i) the impact of the change in accounting for defined benefit pension plans (IAS 19); and (ii) reduced lapse risk requirement. In relation to the changes for defined benefit pension plans, the actual impact is based on the balances as at December 31, 2012. Sun Life Assurance will phase in a reduction of approximately $152 million to its gross tier 1 available capital over eight quarters, ending in the fourth quarter of 2014, resulting in a reduction of Sun Life Assurance's MCCSR ratio of approximately three percentage points over this two year period. The reduced lapse risk capital requirement is effective first quarter of 2013. The reduced requirement will be immediately implemented with no transition. The impact to Sun Life Assurance's MCCSR ratio is expected to be an increase of three percentage points. Other changes do not have a material impact on Sun Life Assurance's MCCSR ratio.

In September 2012, OSFI issued a report titled the Life Insurance Regulatory Framework to provide life insurance companies and industry stakeholders with an overview of regulatory initiatives that OSFI will focus on over the period to 2016. The initiatives cover three broad areas: risk management and governance, evolving regulatory capital requirements and transparency of financial disclosure, and have potential impact on life insurance company capital levels and resourcing for governance and risk management.

In addition to the priorities outlined in the Framework, OSFI is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and would update OSFI's regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun Life Financial Inc. In relation to the guidance for holding companies, OSFI has indicated that it expects to further develop and apply MCCSR and Internal Target Capital Ratio guidelines to holding companies by 2016. Furthermore, OSFI is reviewing the alignment of some insurance regulations with analogous changes made to the regulatory framework for banks under the recent Basel III Capital Accord. The outcomes of these initiatives are uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Risk Management
We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our 2012 Consolidated Statement of Financial Position. Comparative information for 2011 has not been restated. As a result, current year information does not include the products of the Discontinued Operations, primarily domestic U.S. variable and fixed annuities. Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In 2012, we realized $126 million (pre-tax) in net gains on the sale of AFS assets for Continuing Operations. At December 31, 2012, the net unrealized gains or OCI position on AFS fixed income and equity assets for Continuing Operations was $446 million and $86 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2012 and December 31, 2011.

Interest Rate and Equity Market Sensitivities As at December 31, 2012(1)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Fund Guarantees(4)	-	-	-	-
Fixed Annuity and Other	-	-	-	$(50)
Total	$(300)	$(150)	$100	$150

Potential impact on OCI(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR(6)	6% points decrease	3% points decrease	1% point increase	3% points increase

Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

As at December 31, 2011(1)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(400)	$(200)	$150	$250
Segregated Fund Guarantees(1)(4)	$(250)	$(100)	$100	$200
Fixed Annuity and Other	$(50)	-	-	$50
Total	$(700)	$(300)	$250	$500

Potential impact on OCI(5)	$350	$200	$(150)	$(350)
Potential impact on MCCSR(6)	9% points decrease	3% points decrease	3% points increase	7% points increase

Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(350)	$(150)	$100	$200
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)	6% points decrease	2% points decrease	3% points increase	4% points increase

(1) Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Comparative amounts have not been restated. Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2) Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2012 and December 31, 2011, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2012 and
December 31, 2011, respectively, and include new business added and product changes implemented prior to such dates.
(4) Segregated Fund Guarantees is inclusive of segregated funds, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.
(5) A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.
(6) The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2012 and December 31, 2011, respectively.
This excludes the impact on assets and liabilities that are in Sun Life Financial Inc. but not included in Sun Life Assurance.
(7) Represents the respective change across all equity markets as at December 31, 2012 and December 31, 2011, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2%
intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our net income sensitivity to interest rates and equity markets has decreased since December 31, 2011. Approximately one third of the decrease in interest rate sensitivity and nearly all of the decrease in equity market sensitivity results from assets and liabilities of the Discontinued Operations which are separately classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale and are not included in our current year sensitivities. Our interest rate sensitivities have also decreased since December 31, 2011 as a result of increased hedging done throughout 2012 in our segregated fund guarantees and individual insurance lines of business. The balance results primarily from changes in actuarial methods, assumptions and modelling, which reduce the sensitivity of our liabilities and net income to interest rates. In addition, included in our Discontinued Operations are asset-backed securities that we expect to retain and redeploy as assets-backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. As at December 31, 2012 we estimate that these assets would not have a material impact on our net income sensitivity to interest rates.

Credit Spread and Swap Spread Sensitivities
We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of December 31, 2012, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $125 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $125 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of December 31, 2012, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $25 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e. equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products
Most of our sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. A major source of market risk exposure for individual insurance products is the reinvestment risk related to future premiums and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are rebalanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholder to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees
Approximately one third of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity for Continuing Operations is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

	December 31, 2012(1)
($ millions)	Fund value	Amount at risk(2)	Value of guarantees(3)	Insurance contract liabilities(4)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(5)	2,335	597	2,106	500
Total	18,680	1,389	18,001	1,089

	December 31, 2011(1)(6)
($ millions)	Fund value	Amount at risk(2)	Value of guarantees(3)	Insurance contract liabilities(4)
SLF Canada	11,823	769	11,704	655
SLF U.S.	24,692	3,123	26,914	1,997
Run-off reinsurance(5)	2,542	642	2,267	536
Total	39,057	4,534	40,885	3,188
(1) Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Comparative amounts have not been restated.
(2) The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(3) For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(4) The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(5) The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North
American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.
(6) Fund value and value of guarantees for SLF U.S. as at December 31, 2011 have been restated to reflect a change in methodology adopted in 2012.

The movement of the items in the table above from December 31, 2011 to December 31, 2012 was primarily as a result of the following factors:

(i)	Fund values decreased due to the exclusion of the Discontinued Operations and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by favourable equity market movements.
(ii)	The amount at risk decreased due to exclusion of the Discontinued Operations and favourable equity market movements.
(iii)	The value of guarantees decreased due to exclusion of the Discontinued Operations and the strengthening of the Canadian dollar against the U.S. dollar.
(iv)	Insurance contract liabilities decreased due to the exclusion of the Discontinued Operations and favourable equity market movements.

Segregated Fund Hedging
We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2012, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2012.

Impact of Segregated Fund Hedging for Continuing Operations

($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(200)	(650)
Hedging impact	200	400	200	600
Net of hedging	—	—	—	(50)
(1) Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2) Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Net income sensitivities have been rounded to the nearest $50 million.
(3) Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2012. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4) Represents the change across all equity markets as at December 31, 2012. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices
(due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk
We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2012 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2012 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income, OCI and MCCSR ratio sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2011 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2012 and December 31, 2011. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2012 and December 31, 2011, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliations of Select Net Income Measures from Combined Operations

	IFRS(1)
	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11
Net income ($ millions)	395	383	90	686	(525)
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(6)	16	(5)	(12)	50
Fair value adjustments on share-based payment awards at MFS	(39)	(34)	(1)	(20)	(33)
Restructuring and other related costs	(7)	—	(2)	(9)	(55)
Goodwill and intangible asset impairment charges	(6)	—	—	—	(266)
Operating net income (loss)	453	401	98	727	(221)

Net equity market impact	49	89	(131)	253	n/a
Net interest rate impact	(51)	(64)	(196)	95	n/a
Net gains from changes in the fair value of real estate	20	13	7	22	n/a
Actuarial assumption changes driven by changes in capital market movements	15	(42)	—	—	n/a
Operating net income (loss) excluding the net impact of market factors	420	405	418	357	n/a

Reported EPS (diluted) ($)	0.65	0.64	0.15	1.15	(0.90)
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	0.03	(0.01)	(0.02)	0.09
Fair value adjustments on share-based payment awards at MFS	(0.07)	(0.06)	—	(0.03)	(0.06)
Restructuring and other related costs	(0.01)	—	(0.01)	(0.02)	(0.09)
Goodwill and intangible asset impairment charges	(0.01)	—	—	—	(0.46)
Impact of convertible securities on diluted EPS	(0.01)	(0.01)	—	(0.02)	—
Operating EPS (diluted)	0.76	0.68	0.17	1.24	(0.38)

Reported ROE (annualized)	11.3%	11.1%	2.6%	20.5%	(15.4)%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.2)%	0.4%	(0.2)%	(0.4)%	1.5%
Fair value adjustments on share-based payment awards at MFS	(1.0)%	(1.0)%	—	(0.6)%	(1.0)%
Restructuring and other related costs	(0.2)%	—	(0.1)%	(0.3)%	(1.6)%
Goodwill and intangible asset impairment charges	(0.2)%	—	—	—	(7.8)%
Operating ROE (annualized)	12.9%	11.7%	2.9%	21.8%	(6.5)%
(1) 2011 quarterly Operating net income (loss) excluding the net impact of market factors are "n/a" as they have not been restated for the Discontinued Operations.

Reconciliations of Select Net Income Measures from Continuing Operations

	IFRS(1)
	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11
Net income from Continuing Operations ($ millions)	284	441	244	405	2
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(6)	16	(5)	(12)	50
Fair value adjustments on share-based payment awards at MFS	(39)	(34)	(1)	(20)	(33)
Restructuring and other related costs	(4)	—	—	—	(29)
Goodwill and intangible asset impairment charges	—	—	—	—	(196)
Operating net income (loss) from Continuing Operations	333	459	250	437	210

Reported EPS from Continuing Operations (diluted) ($)	0.47	0.74	0.41	0.68	—
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	0.03	(0.01)	(0.02)	0.09
Fair value adjustments on share-based payment awards at MFS	(0.07)	(0.06)	—	(0.03)	(0.06)
Restructuring and other related costs	(0.01)	—	—	—	(0.05)
Goodwill and intangible asset impairment charges	—	—	—	—	(0.34)
Impact of convertible securities on diluted EPS	—	—	—	(0.01)	—
Operating EPS from Continuing Operations (diluted)	0.56	0.77	0.42	0.74	0.36
(1) 2011 quarterly Operating net income (loss) excluding the net impact of market factors are "n/a" as they have not been restated for the Discontinued Operations.

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) currency; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada's GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11
Revenues	4,250	4,952	5,182	3,175	5,374
Adjustments
Foreign exchange	(59)	(68)	(36)	(33)	—
Fair value changes in FVTPL assets and liabilities	(277)	1,246	1,349	(579)	1,538
Reinsurance in SLF Canada's Group Benefits operations	(1,074)	(1,073)	(1,064)	(1,087)	(1,039)
Net premiums from domestic individual insurance operations in SLF U.S.	106	112	146	149	163
Adjusted revenue	5,554	4,735	4,787	4,725	4,712

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada's GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11
Premiums and deposits	31,882	26,060	25,057	25,074	21,711
Adjustments
Foreign exchange	(874)	(622)	(274)	(449)	—
Reinsurance in SLF Canada's Group Benefits operations	(1,074)	(1,073)	(1,064)	(1,087)	(1,039)
Net premiums and deposits from domestic individual insurance operations in SLF U.S.	106	113	146	164	163
Adjusted premiums and deposits	33,724	27,642	26,249	26,446	22,587

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-Looking Statements
Certain statements in this document, including (i) statements concerning the anticipated timing and impact of our proposed sale of our U.S. Annuity Business and our proposed investment in CIMB Aviva, (ii) statements relating to our strategies, (iii) statements that are predictive in nature, (iv) statements that depend upon or refer to future events or conditions, and (v) that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations of Sun Life Financial. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Impact of the Low Interest Rate Environment, Annual Goodwill and Intangibles Impairment Testing and Capital Management, in Sun Life Financial Inc.'s annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.'s 2012 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company's capital position or its ability to raise capital; risks related to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company's joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call
The Company's fourth quarter 2012 financial results will be reviewed at a conference call on Thursday, February 14, 2013, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416 644-3415 (Toronto) or 1 877 974-0445 (Canada/U.S.).

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda. As of December 31, 2012, the Sun Life Financial group of companies had total assets under management of $533 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
(Unaudited, in millions of Canadian dollars except for per share amounts)	December 31, 2012	December 31, 2011(1)	December 31, 2012	December 31, 2011(1)
Revenue
Premiums:
Gross	$3,779	$3,308	$13,415	$13,221
Less: Ceded	1,322	1,276	5,168	4,983
Net	2,457	2,032	8,247	8,238

Net investment income (loss):
Interest and other investment income	1,202	1,006	4,430	4,388
Changes in fair value through profit or loss assets and liabilities	(274)	1,538	1,728	4,257
Net gains (losses) on available-for-sale assets	23	63	126	151
Net investment income (loss)	951	2,607	6,284	8,796
Fee income	842	735	3,028	2,796
Total revenue	4,250	5,374	17,559	19,830

Benefits and expenses
Gross claims and benefits paid	2,983	2,863	11,347	11,152
Increase (decrease) in insurance contract liabilities	619	2,220	3,718	7,391
Decrease (increase) in reinsurance assets	(71)	6	134	384
Increase (decrease) in investment contract liabilities	22	(13)	51	(34)
Reinsurance expenses (recoveries)	(1,181)	(1,150)	(4,832)	(4,540)
Commissions	389	328	1,399	1,307
Net transfers to (from) segregated funds	(15)	(62)	(79)	(149)
Operating expenses	1,030	892	3,507	3,262
Impairment of goodwill and intangible assets	—	204	—	204
Premium taxes	59	62	236	233
Interest expense	87	109	367	430
Total benefits and expenses	3,922	5,459	15,848	19,640

Income (loss) before income taxes	328	(85)	1,711	190
Less: Income tax expense (benefit)	18	(116)	210	(151)
Total net income (loss) from continuing operations	310	31	1,501	341
Less: Net income (loss) attributable to participating policyholders	(4)	1	7	7
Less: Net income (loss) attributable to non-controlling interests	—	1	—	9
Shareholders' net income (loss) from continuing operations	314	29	1,494	325
Less: Preferred shareholders' dividends	30	27	120	100
Common shareholders' net income (loss) from continuing operations	$284	$2	$1,374	$225
Common shareholders' net income (loss) from discontinued operations	$111	$(527)	$180	$(595)
Common shareholders' net income (loss)	$395	$(525)	$1,554	$(370)
(1) Balances have been restated. Refer to Notes 2 and 3 in our 2012 Consolidated Financial Statements.
Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.48	$—	$2.32	$0.39
Basic earnings (loss) per share from discontinued operations	$0.18	$(0.90)	$0.30	$(1.03)
Basic earnings (loss) per share	$0.66	$(0.90)	$2.62	$(0.64)

Diluted earnings (loss) per share from continuing operations	$0.47	$—	$2.29	$0.39
Diluted earnings (loss) per share from discontinued operations	$0.18	$(0.90)	$0.30	$(1.03)
Diluted earnings (loss) per share	$0.65	$(0.90)	$2.59	$(0.64)

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	December 31, 2012	December 31, 2011(1)
Assets
Cash, cash equivalents and short-term securities	$7,034	$8,837
Debt securities	54,362	62,930
Equity securities	5,026	4,570
Mortgages and loans	27,248	27,755
Derivative assets	2,113	2,632
Other invested assets	1,269	1,348
Policy loans	2,681	3,276
Investment properties	5,942	5,313
Invested assets	105,675	116,661
Other assets	2,702	2,885
Reinsurance assets	3,240	3,458
Deferred tax assets	1,005	1,694
Property and equipment	665	546
Intangible assets	862	885
Goodwill	3,911	3,942
Assets of disposal group classified as held for sale	15,067
Total general fund assets	133,127	130,071
Investments for account of segregated fund holders from continuing operations	64,987	88,183
Investments for account of segregated fund holders classified as held for sale	27,668
Total assets	$225,782	$218,254

Liabilities and equity
Liabilities
Insurance contract liabilities	$87,275	$96,687
Investment contract liabilities	2,303	3,073
Derivative liabilities	594	1,059
Deferred tax liabilities	5	7
Other liabilities	7,925	8,011
Senior debentures	2,149	2,149
Innovative capital instruments	696	695
Subordinated debt	2,740	2,746
Liabilities of disposal group classified as held for sale	12,689
Total general fund liabilities	116,376	114,427
Insurance contracts for account of segregated fund holders from continuing operations	59,025	82,650
Investment contracts for account of segregated fund holders from continuing operations	5,962	5,533
Insurance contracts for account of segregated fund holders classified as held for sale	27,668
Total liabilities	$209,031	$202,610

Equity
Issued share capital and contributed surplus	$10,621	$10,340
Retained earnings and accumulated other comprehensive income	6,130	5,304
Total equity	$16,751	$15,644
Total equity and liabilities	$225,782	$218,254

(1) Balances have been restated. Refer to Note 2 in our 2012 Consolidated Financial Statements.

SOURCE: Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:10e 13-FEB-13